1590 Reed Road
Pennington, NJ 08534 USA
Tel: 609-730-0400 — Fax: 609-730-0404
June 05, 2009
VIA SEC Correspondence File Electronic Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: H. Christopher Owings

RE:	Ocean Power Technologies, Inc. Form 10-K for Fiscal Year ended April 30, 2008 Filed July 14, 2008 Definitive Proxy Statement on Schedule 14A Filed August 28, 2008 File No. 001-33417
Dear Mr. Owings:
This letter is submitted on behalf of Ocean Power Technologies, Inc. (the “Company” or “OPT”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in a letter to Mark R. Draper dated May 28, 2009 (the “Comment Letter”) with respect to (i) the Company’s Form 10-K for the fiscal year ended April 30, 2008 (the “2008 10-K”), and (ii) the Company’s Definitive Proxy Statement on Schedule 14A, filed on August 28, 2008 (the “2008 Proxy Statement”). The Comment Letter relates to the response dated April 30, 2009 (the “Initial Response”) to the Staff’s letter of April 2, 2009 regarding the 2008 10-K and the 2008 Proxy Statement. For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.
Form 10-K for the Fiscal Year Ended April 30, 2008
General
1.	We remind you that the three acknowledgments requested in the closing comments of this letter must be provided by an officer of the registrant, and not by counsel to the registrant on the registrant’s behalf.
Response 1:
The Company acknowledges this comment. This letter (which includes the acknowledgements requested by the Staff in the closing comments) has been signed by an officer of the Company.

Division of Corporation Finance
Securities and Exchange Commission
June 5, 2009

Item 7. Management’s Discussion and Analysis and Financial Condition and Results of Operations, page 44
Overview, page 44
2.	We note your response to comment one in our letter dated April 2, 2009. Please also discuss economic factors relevant to your company and the challenges and risks to your business, such as the recent global economic downturn.

Response 2:

In addition to the disclosure the Company indicated that it would provide in its Form 10-K for fiscal 2009 in the Initial Response, the Company proposes to include the following at the end thereof:

“The recent global economic downturn may have a negative effect on our business, financial condition and results of operations because the utility companies with which we contract or propose to contract may decrease their investment in new power generation equipment in response to the downturn. However, the various legislative initiatives described above may diminish the effect of any decrease in such capital expenditures by these utility companies insofar as they may relate to renewable energy generation equipment. As discussed above, the timing, scope and size of these new government programs for renewable energy is uncertain, and there can be no assurances that we or our customers will be successful in obtaining any additional government funding. In addition, we do not believe the recent global economic downturn will have a material negative impact on our sources of supply, as our products incorporate what are substantially non-custom, standard parts found in many areas of the world.”
Definitive Proxy on Schedule 14A
Executive Compensation, page 12
Compensation Discussion and Analysis, page 12

Division of Corporation Finance
Securities and Exchange Commission
June 5, 2009

Components of Our Executive Compensation Program, page 13
3.	We note your response to comment 13 in our letter dated April 2, 2009. It appears that some of the criteria you use may involve targets, such as growth in revenues, meeting budgeted performance, and expansion of customer, strategic partner, and employee base. You have not provided a quantitative discussion of the specific terms of the necessary targets to be achieved for your named executive officers to earn their annual equity awards in 2008. Please disclose or, to the extent you believe disclosure of these financial and operational targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b).

Response 3:

As noted in the 2008 Proxy Statement, the grants of annual equity awards to our named executive officers are based in part on the Company’s performance and in part on the individual executive’s performance. The Company’s performance is determined by the Compensation Committee based on a framework that includes operational objectives, financial objectives and business development objectives that are all drawn from the Company’s budget. No single Company objective is determinative of the Compensation Committee’s measure of the Company’s performance. The Compensation Committee, in its sole discretion, reviews the total performance of the Company, including all of the Company objectives, and makes its subjective determination of the Company’s performance. The Compensation Committee’s determination is not dictated by a specific formula, and the achievement of any particular Company objective, whether an operational, financial or business development objective, does not automatically result in any particular level of award. Under this framework, the Company could fail to achieve one Company objective and the Compensation Committee may still determine that the Company’s performance warrants a high level of award for the purposes of that annual period. Conversely, the Company could meet most of the Company objectives and the Compensation Committee may determine that the Company’s performance does not warrant a high level of award.

Because of the factors described above, the Company believes no specific performance target is material to its equity compensation program and that an investor’s understanding of its equity compensation program would not be enhanced by disclosure of the quantitative amounts of the individual Company objectives. Furthermore, the Company believes that the disclosure of certain of these non-material Company objectives would cause competitive harm to the Company.

Division of Corporation Finance
Securities and Exchange Commission
June 5, 2009

In future filings, as applicable, the Company will clarify or supplement its disclosure consistent with the above, and to the extent that any individual Company objective is material to the Compensation Committee’s equity award determinations, it will disclose it (unless doing so would cause competitive harm). The disclosure will also clarify that the approval of annual equity awards by the Compensation Committee is a completely subjective determination based on all factors deemed relevant by the Compensation Committee.
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As requested in the Comment Letter, the Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
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If you should have any questions concerning the enclosed matters, please contact the undersigned at (609) 730-0400.
Sincerely,
/s/ Charles F. Dunleavy
Charles F. Dunleavy
Senior Vice President, Chief Financial Officer

Division of Corporation Finance
Securities and Exchange Commission
June 5, 2009

cc:	Mark R. Draper, CEO, Ocean Power Technologies, Inc. Paul F. Lozier, Chairman, Audit Committee of Ocean Power Technologies, Inc. Robert A. Schwed, Wilmer Cutler Pickering Hale and Dorr LLP